UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 1)

RiskMetrics Group, Inc.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

767735103
(CUSIP Number)

Frederick W. Bogdan MSCI Inc. Wall Street Plaza, 88 Pine Street New York, NY 10005 Tel. No.: (212) 804-3900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a Copy to:

John A. Bick
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

April 26, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons. MSCI Inc. 13-4038723
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 34,664,426(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 34,664,426(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 34,664,426(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 50.2% (3)
14	Type of Reporting Person (See Instructions) CO

_______________________
(1)
Beneficial ownership of the above referenced Shares (as defined below) is being reported hereunder solely because MSCI may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreement (as amended by the Voting Agreement Amendment) (in each case, as defined below).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by MSCI that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)
As more fully described in response to Items 4 and 5 of this statement on Schedule 13D, under certain conditions not all of the Shares beneficially owned by the Supporting Stockholders (as defined below) are required to vote in favor of the Merger (as defined below).

(3)	Calculated based on 69,104,540 Shares outstanding as of April 26, 2010, as reported in the Registration Statement on Form S-4/A filed by MSCI on April 27, 2010.

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 amends the Report on Schedule 13D, originally filed on March 10, 2010 (the “Schedule 13D”), with respect to the common stock, $0.01 par value per share (the “Shares”), of RiskMetrics Group, Inc., a Delaware corporation ( “RiskMetrics”), beneficially owned, directly or indirectly, by MSCI Inc., a Delaware corporation (“MSCI”).

Capitalized terms used without definitions in this Amendment No. 1 shall have the respective meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented by adding the following to the end of the disclosure under the subheading “Voting Agreement”:

On April 26, 2010, in connection with the settlement of putative shareholder class action litigation challenging the Merger, MSCI entered into Amendment No. 1 to the Voting and Irrevocable Proxy Agreement (the “Voting Agreement Amendment”) dated as of April 26, 2010 with the Supporting Stockholders.  Pursuant to the Voting Agreement Amendment, MSCI and the Supporting Stockholders agreed to reduce the total number of Shares required to be voted, among other things, in favor of the adoption of the Merger Agreement and against any alternative business combination from 22,199,310 to 13,770,525 Shares, or from approximately 32.1% to approximately 19.9% of the outstanding Shares as of April 26, 2010, if the RiskMetrics board of directors changes its recommendation in response to an Intervening Event (as defined in the Merger Agreement).  In addition, the Voting Agreement Amendment provides that the total number of Shares required to be voted as described above would similarly be reduced to 13,770,525 Shares, or approximately 19.9% of the outstanding Shares as of April 26, 2010, if the RiskMetrics board of directors changes its recommendation for any other reason permitted by the Merger Agreement.  Prior to the Voting Agreement Amendment, the Voting Agreement provided that the number of Shares required to be voted as described above would only be reduced if the RiskMetrics board of directors changed its recommendation in response to an Intervening Event, but not if the RiskMetrics board of directors changed its recommendation for any other reason permitted by the Merger Agreement.

The foregoing description of the Voting Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement Amendment, which was filed as Exhibit 10.2 to the Registration Statement on Form S-4/A filed by MSCI on April 27, 2010.

Item 5.  Interest in Securities of the Issuer

Item 5(a), (b), (c) and (d) of the Schedule 13D are hereby replaced in their entirety with the following:

(a)      As a result of the Voting Agreement (as amended by the Voting Agreement Amendment), MSCI may be deemed for the purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 34,664,426 Shares representing, for the purposes of Rule 13d-3, approximately 50.2% of the outstanding shares of voting stock of RiskMetrics based on 69,104,540 Shares outstanding as of April 26, 2010, as reported in the Registration Statement on Form S-4/A filed by MSCI on April 27, 2010.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by MSCI that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

For purposes of reporting, MSCI has included all of the Shares beneficially owned by the Supporting Stockholders and subject to the Voting Agreement (as amended by the Voting Agreement Amendment) because MSCI may be deemed to have shared voting and dispositive power over all such Shares by virtue of the voting and transfer restrictions contained in the Voting Agreement described in response to Item 4.  However, under certain circumstances described in Item 4, not all of the Shares beneficially owned by the Supporting Stockholders and subject to the Voting Agreement (as amended by the Voting Agreement Amendment) are required to be voted in favor of the Merger.

Except as set forth in this Item 5(a), neither MSCI nor, to the best knowledge of MSCI, any of the persons set forth on Schedule A hereto beneficially owns any Shares.

(b)      MSCI is not entitled to any rights of a stockholder of RiskMetrics as to any Shares.  Except to the extent that it may be deemed to by virtue of the Voting Agreement (as amended by the Voting Agreement Amendment), MSCI does not have the sole or shared power to vote or to direct the vote or the sole or shared power to dispose or to direct the disposition of any of the Shares.

(c)      Except for the execution and delivery of the Merger Agreement, the Voting Agreement and the Voting Agreement Amendment, neither MSCI nor, to the knowledge of MSCI, any of the persons set forth on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

(d)      Except for the Merger Agreement, the Voting Agreement and the Voting Agreement Amendment and the transactions contemplated by those agreements, neither MSCI nor, to the knowledge of MSCI, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of RiskMetrics reported herein.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented by adding the following:

Exhibit Number	Exhibit Name
3.
Amendment No. 1 to Voting and Irrevocable Proxy Agreement dated as of April 26, 2010 among MSCI Inc. and the stockholders named therein (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4/A filed by MSCI Inc. on April 27, 2010).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 29, 2010

MSCI Inc.

By:	/s/ Henry Fernandez
	Name:	Henry Fernandez
	Title:	Chief Executive Officer